Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Royal Standard Minerals Inc. (“Royal Standard”) 36 Toronto Street Suite 1000 Toronto, ON M5C 2C5

2.	Date of Material Change

December 17, 2012

3.	News Release

A news release disclosing the material change was issued on December 19, 2012 through the facilities of Marketwire and filed on SEDAR.

4.	Summary of Material Change

Royal Standard announced that it and its wholly-owned subsidiary Manhattan Mining Co. have completed a transaction with Scorpio Gold Corporation (SGN.V) ("Scorpio") and Scorpio's wholly-owned subsidiary Goldwedge LLC to sell its Goldwedge and Pinon property interests and the assets related thereto (the "Assets"). The Assets are being sold pursuant to a sale process led by an independent strategic committee of Royal Standard’s board of directors and organized by Royal Standard's independent financial advisors.

As consideration, Royal Standard will receive from Scorpio $1.25 million in cash, 3 million common shares of Scorpio and the assumption by Scorpio of approximately US$12 million in principal and all interest, fees and other amounts due on such principal currently owing by Royal Standard to Waterton Global Value, L.P., Royal Standard's principal creditor.

5.	Full Description of Material Change

Please refer to the press release attached hereto.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102.

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Philip Gross, President and Chief Executive Officer Tel: (775) 487-2454

9.	Date of Report

December 21, 2012

APPENDIX A – PRESS RELEASE

ROYAL STANDARD ANNOUNCES THE COMPLETION OF A SALE OF ITS GOLDWEDGE AND PIÑON PROPERTY INTERESTS TO SCORPIO GOLD CORPORATION

Toronto, Ontario – December 19, 2012 – Royal Standard Minerals Inc. (OTCBB: RYSMF) (the “Corporation” or “Royal Standard”) today announced the completion of its transaction with Scorpio Gold Corporation (TSX-V: SGN) (“Scorpio”) to sell its Goldwedge and Piñon property interests and the assets related thereto to Scorpio (the “Transaction”). The Transaction was completed pursuant to the previously announced asset purchase and sale agreement entered into with Scorpio on October 10, 2012.

The completion of the Transaction follows a special meeting of Royal Standard’s shareholders held on November 28, 2012, at which votes representing 50.08% of the total issued and outstanding shares of the Corporation as at the record date were cast either by proxy or in person, with 99.46% of such shares voting in favour of the special resolution approving the Transaction.

Pursuant to the Transaction, the interests of Royal Standard and its wholly-owned subsidiary, Manhattan Mining Co., in the Goldwedge and Piñon properties and the assets related thereto have been sold to Scorpio and its wholly-owned subsidiary Goldwedge LLC for $1.25 million in cash, 3 million common shares of Scorpio and the assumption by Scorpio of approximately US$12 million in principal and all interest, fees and other amounts due on such principal (such amounts having an approximate current aggregate value of US$16.65 million) which were owed by Royal Standard to Waterton Global Value, L.P., the Corporation’s principal creditor.

About Royal Standard Minerals Inc.

Royal Standard is a junior mining and exploration company with multiple high quality gold projects in Nevada, USA. Royal Standard explores and develops gold and polymetallic properties. The Corporation’s current portfolio of gold exploration projects includes Fondaway Canyon and Dixie Comstock.

For more information please visit www.royalstandardminerals.com or contact: info@royalstandardminerals.com

Disclaimer for Forward-Looking Information

This news release contains forward-looking statements. These forward-looking statements entail various risks and uncertainties that could cause actual results may differ materially from those reflected in these forward-looking statements. Such statements are based on current expectations, are subject to a number of uncertainties and risks, and actual results may differ materially from those contained in such statements. These uncertainties and risks include, but are not limited to, the fact that the proposed asset sale is non-binding, the strength of the Canadian and US economies; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations. Risks and uncertainties about Royal Standard’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Royal Standard assumes no obligation to update any forward-looking statement or to update the reasons why actual results could differ from such statements unless required by law.